This filing constitutes Amendment No.10 to the State ment on Schedule 13D (as heretofore amended, the "Schedule 13D") filed on behalf of Marshall Tulin, John Tulin, Raymond Vise and The New Swank, Inc. Retirement Trust (the "Retirement Plan Trust") (the successor, by virtue of an amendment and restate-ment more fully described below in this Amendment, to the Swank, Inc. Employees' Stock Ownership Trust (the "First Trust"), the Swank, Inc. Employees' Stock Ownership Trust No. 2 (the "Second Trust") and the Swank, Inc. Savings Trust (the "Savings Trust")) with respect to shares of Common Stock, $.10 par value (the "Common Stock"), of Swank, Inc. (the "Corporation").

             Item 1.  Security and Issuer.

             This Schedule relates to the Common Stock of the Cor poration. The Corporation's principal executive offices are located at 6 Hazel Street, Attleboro, Massachusetts 02703.

             Item 2.  Identity and Background.

             On February 10, 1995, the Swank,Inc. Employees'Stock Ownership Plan No. 1 (the "First Plan"),the Swank,Inc. Employ ees' Stock Ownership Plan No. 2 (the "Second Plan") and the Swank, Inc. Employees' Savings Plan (the "Savings Plan") were merged effective as of January 1, 1994 into The New Swank,Inc. Retirement Plan (the "Retirement Plan") and amended and restated effective as of January 1, 1989. In connection with the merger, the First Trust, the Second Trust and the Savings Trust, the trust organized in connection with the establishment of the Sav ings Plan, were amended and restated as of January 1, 1994 into
the Retirement  Plan Trust.   Marshall Tulin, John Tulin and
Raymond Vise, each of whom were the trustees under the First Trust, the Second Trust and the Savings Trust, are the trustees under the Retirement Plan Trust (such trustees, in their capaci ties as trustees under the Retirement Plan Trust being herein after referred to as the "Retirement Plan Trustees"). The address of the Retirement Plan Trust is c/o the Corporation, 6
Hazel Street,  Attleboro,  Massachusetts 02703.    The business
address of Marshall Tulin, President and a Director of the Cor poration, and John Tulin, Executive Vice President and a Direc tor of the Corporation, is 90 Park Avenue, New York, New York 10016. The residence address of Raymond Vise, a retired Senior Vice President and a current Director of the Corporation, is 8 El Paseo, Irvine, California 92715. Each of the Retirement Plan Trustees is a citizen of the United States of America.

           During the past five years, neither the Retirement Plan Trust nor any of the Retirement Plan Trustees has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding it or any of them was or is sub ject to a judgment, decree or final order enjoining future vio lations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           Item 3.  Source and Amount of Funds or Other
                    Consideration

           Reference is made to Item 4 of this Schedule.

           Item 4.  Purpose of Transaction.

           Between March 1, 1991 (the date of the most recent prior amendment to the Schedule 13D) and February 10, 1995, the following transactions have occurred:

               On May 17, 1991, July 25, 1991, and August 30, 1991, the First Trust distributed 17,550, 18,728 and 2,883 shares of Common  Stock, respectively, to
employees of the Corporation upon termination of their employment. On February 1, 1992, the First Trust sold
56,582 shares of Common Stock to the Savings Plan,  and
on February 29, 1992, the First Trust purchased 86,807 shares of Common Stock from the Second Trust and 7,066 shares from the Savings Plan, in each case at the fair market value per share at December 31 of the preceding year, in the case of retiring employees of the Corpo ration, or at the date of death, in the case of deceased employees, for the benefit of employees who elected to receive cash in lieu of shares as permitted by the First  Trust (each such applicable date, the
"Valuation Date").   On March 23,  1992, April 14, 1992,
April 23, 1992, June  2, 1992, 30, 1992 and Sep
tember 3, 1992,  the First Trust distributed 3,500,
16,175, 8,273, 426, 4,837  and 9,179 shares of Common
Stock, respectively,  to employees of the Corporation
upon termination  of their employment.   On December 16,
1992,  the First Trust purchased 108,384 shares of Com
mon Stock from  the Second Trust and sold 14,510 shares
of Common  Stock to the Savings Plan, in each case  at
the fair market  value per share on the applicable
Valuation Dates.  On  April 8, 1993, May 3, 1993,  May
19, 1993, June 1, 1993, June  14, 1993 and June 28,
1993, the First Trust  distributed 93,273, 4,456,
4,350, 2,461, 27,745 and 26,636 shares of Common
Stock, respectively, to  employees of the  Corporation
upon termination of  their  employment.   On July 29,
1993, the  First Trust sold 152,665  shares of Common
Stock to the Savings Plan at the fair market value per share on the applicable Valuation Dates. On December
31, 1993, the First Trust  purchased 8,838 and  1,187
shares of Common Stock from the Second Trust and the Savings Plan, respectively, in each case at the fair market value per share on the applicable Valuation
Dates.  On April 14,  1994, May 1, 1994, May 17, 1994,
June 21, 1994, September 7, 1994 and October 26, 1994, the First Trust distributed 35,143,17,665, 7,112,
10,332, 921 and 12,163 shares of Common Stock, respec tively, to employees of the Corporation upon termina tion of their employment.

          On May  17, 1991,  July 25,  1991, and  August
30, 1991,  the Second  Trust  distributed 15,923, 19,098
and  461 shares  of Common Stock,  respectively, to
employees  of the  Corporation upon  termination of their
employment.  On  February 29,  1992, the Second Trust
sold 86,807  shares of Common Stock  to the First Trust
at the fair market  value per share on the applicable
Valuation  Dates.  On April 14, 1992 and April 23,
1993, the Second Trust distributed  19,400 and 9,335
shares of Common  Stock, respectively, to employees  of
the Corporation  upon termination  of their  employment.
On  December 16,  1992, the  Second Trust  sold 108,384
shares of Common Stock  to the First Trust  at the fair
market value per  share on the applicable Valuation
Dates.  On April 8, 1993, June 1, 1993, June 14, 1993
and June 28, 1993,  the Second  Trust distributed
77,382, 3,827,  35,297 and  22,520 shares  of  Common
Stock, respectively,  to  employees of  the  Corporation
upon  termination of  their employment.   On July 29,
1993, the  Second Trust sold 57,193  shares of Common
Stock to the Savings Plan at  the fair market  value per
share on the  applicable Valuation  Dates.   On  December
31,  1993, the Second Trust sold 8,838 shares of Common
Stock to the First Trust at the fair market value per share on the applicable Valuation Date. On May 1,
1994, May 17, 1994 and June 21, 1994, the Second Trust distributed 15,374, 5 and 9,114 shares of Common
Stock, respectively, to employees of the Corporation upon termination of their employment.

           On May  17, 1991,  July 25,  1991, and August
30, 1991, the Savings Plan distributed 833, 776 and 57 shares of Common Stock, respectively, to employees of the Corporation upon termination of their employment.
On February 1, 1992, the Savings Plan purchased 56,582 shares of Common Stock from the First Trust, and on
February 29, 1992, the Savings Plan sold 7,066 shares
of Common Stock to  the First Trust, in each case at
the fair market value  per share on the  applicable
Valuation  Dates.  On  April 14, 1992,  April 23, 1992,
June 2, 1992, July 30, 1992 and September 3, 1992, the Savings Plan distributed 338, 331, 48, 129 and 219 shares  of Common Stock, respectively, to employees of
the  Corporation upon termination  of their  employment.
On  December 16,  1992, the  Savings Plan  purchased
14,510 shares of  Common Stock from the  First Trust
at the fair market value per share on the applicable Valuation Dates. On April 8, 1993, May 3, 1993, May
19, 1993, June 1, 1993, June 14,  1993 and June 28,
1993, the Savings Plan distributed 4,994, 308, 332,
331, 649 and   1,321 shares of  Common Stock, respec
tively, to  employees of the Corporation  upon termina-
tion of their employment.  On July 29, 1993, the Sav
ings  Plan purchased 152,665 shares from the First
Trust  and 57,193 shares of  Common Stock from the  Sec
ond Trust, in each  case at   the fair market value per
share on the applicable Valuation Dates. On December 31, 1993, the Savings Plan sold 1,187 shares of Common
Stock to the  First Trust at the  fair market value per
share on the applicable Valuation Dates.   On April 14,
1994, May 1, 1994, May 17, 1994, June 21, 1994 and
October  26, 1994, the Savings Plan distributed 1,491,
820, 485, 461 and 308 shares of Common Stock, respec tively, to employees of the Corporation upon termina-tion of their employment.

           As described above in  Item 2, on  February
10, 1995, the First Plan, the Second Plan and the Sav ings Plan were merged effective as of January 1, 1994 into the Retirement Plan and amended and restated effective as of January 1, 1989, and the First Trust, the Second Trust and the Savings Trust were amended and restated as of January 1, 1994 into the Retirement
Plan Trust.  On February 10, 1995, the Retirement Plan
Trust owned 11,246,560 shares of Common Stock, which amount includes shares of Common Stock previously held by the First Trust, the Second Trust and the Savings
Trust prior to the merger and the amendment and restatement of the First Plan, the Second Plan and the Savings Plan and the amendment and restatement of the First Trust, the Second Trust and the Savings Trust.
















           Item 5.  Interest in Securities of the Issuer.

           Under the Retirement Plan and the Retirement Plan Trust, (a) participants may direct the Retirement Plan Trustees
(i) as to voting on all matters with respect to shares of Common Stock purchased with the proceeds of loans and allocated to participants' ESOP I accounts in the Retirement Plan, and (ii) as to voting on certain significant corporate events such as merg ers,consolidations,recapitalizations,reclassifications,liq uidations, dissolutions or a sale of substantially all of a trade or business of the Corporation (collectively, "Significant Corporate Events") with respect to shares of Common Stock not purchased with the proceeds of loans and allocated to partici pants' ESOP I accounts, (b) the Retirement Plan Trustees may vote shares of Common Stock not allocated to participants' ESOP I accounts in their discretion (other than on Significant Corpo rate Events, in which event unallocated shares, as well as allo cated shares as to which no voting instructions from partici pants in the Retirement Plan are received, are required to be voted in the same proportion as shares allocated to ESOP I accounts as to which voting instructions are received), (c) the Retirement Plan Trustees may vote shares of Common Stock not allocated to participants' ESOP II accounts in their discretion and may vote shares of Common Stock allocated to participants' ESOP II accounts in the Retirement Plan in their discretion except for voting on Significant Corporate Events, in connection with which participants may direct the Retirement Plan Trustees as to voting (shares allocated to ESOP II accounts as to which no voting instructions from participants in the Retirement Plan are received on Significant Corporate Events are required to be voted in the same proportion as shares allocated to partici-pants' ESOP II accounts as to which voting instructions are received), and (d) participants may direct the Retirement Plan Trustees as to voting on all matters with respect to shares of Common Stock held in participants' 401(k) accounts under the Retirement Plan. Under the Retirement Plan Trust, the Retirement Plan Trustees share dispositive power as to shares of Common Stock owned by the Retirement Plan Trust as follows: (e) shares of Common Stock allocated to participants' ESOP I accounts may be disposed of only with the consent of the respective partici pants and unallocated shares of Common Stock may not be disposed of in a greater percentage than allocated shares in any transac tion or series of transactions, (f) shares of Common Stock allo cated to ESOP II accounts may be disposed of only at the direc tion of the administrative committee of the Retirement Plan (presently consisting of Messrs. Marshall Tulin, John Tulin, Andrew C. Corsini and Arthur Gately), and unallocated shares may be disposed of in the discretion of the Retirement Plan Trust ees, and (g) shares of Common Stock held in 401(k) accounts may be disposed of in the discretion of the Retirement Plan Trustees.

          The following table sets forth information as of February 10, 1995 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement
Plan Trustees:



                                                   Percentage of
Beneficial                    No.of shares         Outstanding
Owner                                              Shares

The New Swank, Inc.           11,246,560             68.3%
Retirement Plan Trust

Marshall Tulin (1)(2)(3)       5,260,103             31.5%

John Tulin (1)(2)(4)           4,804,014             28.8%

Raymond Vise (1)(5)            4,398,508             26.7%

             ___________________


      (1) Each of the amounts set forth opposite the names of Marshall Tulin, John Tulin and Raymond Vise includes 4,392,102 of the shares of Common Stock listed above as owned
by the  Retirement Plan.   These amounts include  (a) 237,578
shares of Common Stock not purchased with the proceeds of loans and allocated to participants' ESOP I accounts in the Retirement Plan, as to which shares of Common Stock such participants may direct the Retirement Plan Trustees as to voting only on Significant Corporate Events and as to which the Retirement Plan Trustees may vote, on all other matters, in their discretion, (b) 3,363,980 shares of Common Stock allocated to participants' ESOP II accounts in the Retirement Plan as to which shares of Common Stock participants may direct the Retire ment Plan Trustees as to voting only on Significant Corporate Events and as to which the Retirement Plan Trustees may vote, on all other matters, in their discretion, and (c) 790,544 shares of Common Stock held in participants' 401(k) accounts, which, in each case, may be disposed of in the discretion of the Retirement Plan Trustees.

      (2) Each of these amounts includes 211,209 shares of Common Stock which Messrs. Marshall Tulin and John Tulin each have the right to acquire through the exercise of stock options.

      (3) This amount includes 3,964 shares of Common Stock allocated to Marshall Tulin's ESOP I account and as to which he
may direct the  Retirement  Plan Trustees  as to  voting.   This
amount also includes 343,022 shares of Common Stock owned by Marshall Tulin's wife, as to which shares Marshall Tulin
disclaims  beneficial ownership.   This Amendment reports  that
Marshall Tulin has sole voting and dispositive power as to 656,792 shares, shared voting power as to 3,601,558 shares and shared dispositive power as to 790,544 shares.

      (4) This amount includes 62,351 shares of Common Stock allocated to John Tulin's ESOP I account and as to which he may direct the Retirement Plan Trustees as to voting. This amount also includes 3,180 shares of Common Stock owned by John Tulin's wife, as to which shares John Tulin disclaims
beneficial  ownership.   This Amendment  reports that John Tulin
has sole voting and dispositive power as to 200,703 shares, shared voting power as to 3,601,558 shares and shared dispositive power as to 790,554 shares.

      (5) This Amendment reports that Raymond Vise has sole voting and dispositive power as to 6,406 shares, shared voting power as to 3,601,558 shares and shared dispositive power as to 790,554 shares.

       Item 6.   Contracts, Arrangements, Understandings or
                 Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trustees and any other person with respect to any securi-ties of the Corporation, including but not limited to the trans-fer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or with-holding or proxies except (a) the Retirement Plan, (b) the Retirement Plan Trust, (c) incentive stock option contracts dated June 23, 1987, June 24, 1987 and October 17, 1991, respec-tively, between Marshall Tulin and the Corporation , (d) incen-tive stock option contracts dated June 23, 1987, June 24, 1987 and October 17, 1991, respectively, between John Tulin and the Corporation, and (e) non-qualified stock option contract dated December 31, 1994 between Raymond Vise and the Corporation.

       Item 7.  Material to be Filed as Exhibits.

       1.   The New Swank, Inc. Retirement Plan.

       2. The New Swank, Inc. Retirement Plan Trust Agree-ment made as of January 1, 1994.

       3. Incentive stock option contracts dated June 23, 1987, June 24, 1987 and October 17, 1991, respectively, between
Marshall Tulin and the Corporation.

       4. Incentive stock option contracts dated June 23, 1987, June 24, 1987 and October 17, 1991, respectively, between
John Tulin and the Corporation.

       5. Non-qualified stock option contract dated Decem-ber 31, 1994 between Raymond Vise and the Corporation.

                         SIGNATURES

           After reasonable inquiry, and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 21, 1995


                                        /s/ Marshall Tulin
                                        Marshall Tulin



                                        /s/ John Tulin
                                        John Tulin



                                        /s/ Raymond Vise
                                        Raymond Vise



                                        THE NEW SWANK, INC.
                                        RETIREMENT PLAN TRUST


                                        By:/s/ John Tulin
                                           Name:   John Tulin
                                           Title:  Trustee

                           Exhibit Index




Exhibit No.          Documents                          Page No.

   1      The New Swank, Inc. Retirement Plan

   2      The New Swank, Inc. Retirement Plan Trust
          Agreement made as of January 1, 1994

   3 Incentive stock option contracts dated June 23, 1987, June 24, 1987 and October 17,1991, respectively, between Marshall Tulin and the Corporation

   4      Incentive stock option contracts dated June 23, 1987,
          June 24, 1987 and October 17, 1991, respectively, between John Tulin and the Corporation

   5      Non-qualified stock option contract dated
          December 31, 1994 between Raymond Vise and the Corporation

         Exhibit No. 1

Exhibit No. 2

Exhibit No. 3

Exhibit No. 4

Exhibit No. 5